As filed with the Securities and Exchange Commission on December 17, 2021

Registration 333-259856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BORQS TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	7373
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

Office B, 21/F, Legend Tower

7 Shing Yip Street, Kwun Tong

Kowloon, Hong Kong

Tel: +852 5188 1864

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pat Sek Yuen Chan, Chairman & Chief Executive Officer

Office B, 21/F, Legend Tower

7 Shing Yip Street, Kwun Tong

Kowloon, Hong Kong
Telephone: +852 5188 1864

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Darrin M. Ocasio, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference LLP

31st Floor

New York, NY 10036

Telephone: (212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum aggregate price per common share(3)	Proposed maximum aggregate offering price	Amount of registration fee(4)
Ordinary shares, no par value	814,140
Ordinary shares, no par value, underlying Convertible Notes	54,936,997	$0.61	$33,511,568.17	$3,106.52
Ordinary shares, no par value, underlying Warrants	45,931,726	$0.61	$28,018,352.86	$2,597.30
Total:	101,682,863		$61,529,921.03	$5,703.82

(1) Under the terms of the registration rights agreement with the Company, the Company is contractually required to register 125% of the number of common shares issuable under the 8% Convertible Notes (“Notes”) as of the filing of this Registration Statement and the number of common shares issuable upon the exercise of outstanding warrants to purchase ordinary shares (the “Warrants”).

(2) Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of securities as may be issued with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant’s ordinary shares on December ___, 2021, as reported on the Nasdaq Capital Market.

(4) Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December __, 2021

Preliminary Prospectus

Borqs Technologies, Inc.

101,682,863 ORDINARY SHARES

This prospectus relates to the sale or other disposition from time to time by the selling shareholders identified in this prospectus of up to 101,682,863 ordinary shares, including up to 54,936,997 ordinary shares which may be issued upon the conversion of outstanding convertible notes (the “Notes”) and up to ______ ordinary shares which may be issued upon the exercise of outstanding warrants (the “Warrants”).  All of the ordinary shares, when sold, will be sold by the selling shareholders.  We are not selling any ordinary shares under this prospectus and will not receive any of the proceeds from the sale or other disposition of the ordinary shares by the selling shareholders.  We will, however, receive the net proceeds of any Warrants exercised for cash, if any.  The selling shareholders became entitled to receive the ordinary shares (some of which are upon their conversion of Notes or exercise of Warrants) offered by this prospectus in private placements completed in May 2021 and September 2021 in reliance on exemptions from registration under the Securities Act.

The selling shareholders may sell or otherwise dispose of some or all the ordinary shares covered by this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling shareholders may sell or otherwise dispose of their ordinary shares in the section entitled “Plan of Distribution” on page 21. Discounts, concessions, commissions and similar selling expenses attributable to the sale of ordinary shares covered by this prospectus will be borne by the selling shareholders.  We will pay the expenses incurred in registering the ordinary shares covered by this prospectus, including legal and accounting fees.  We will not be paying any underwriting discounts or commissions in this offering.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol BRQS.  On December ___, 2021, the closing price for an ordinary share on the Nasdaq Capital Market was $______.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

We are a British Virgin Islands holding company without any operations, and we conduct most of our sales to customers through our wholly-owned subsidiaries and consolidated affiliated entities in the U.S., Europe and India while sourcing and manufacturing substantially all of our hardware products through our wholly-owned subsidiaries and consolidated affiliated entities in China. This structure involves unique risks to investors. See “Risk Factors – Risks Related to Our Business Operations and Doing Business in China -- The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected; – Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operation; and – Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

There are legal and operational risks associated with being based in Hong Kong and having substantial operations in Hong Kong and China. The Chinese government recently took regulatory actions on certain U.S. listed Chinese companies and made statements that it will exert more oversight and control over offerings and listings by Chinese companies that are conducted overseas. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our ordinary shares and warrants and could significantly limit or completely hinder our ability to offer our ordinary shares and warrants to investors or cause the value of our ordinary shares and warrants to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, on the U.S. exchanges or on a foreign exchange other than the U.S., including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, The Cyberspace Administration of China or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Risk Factors – Risks Related to Doing Business in China – Risks Related to Our Business Operations and Doing Business in China”

The “Company,” “we,” “us,” and “our,” refer to BORQS Technologies, Inc., a holding company incorporated under the laws of the British Virgin Islands, and its subsidiaries. We currently conduct our business through BORQS International Holding Corp, a holding company incorporated under the laws of the Cayman Islands (“BHolding”) and its subsidiaries: (i) Holu Hou Energy LLC a limited liability company organized under the laws of Delaware (HHE) which is a solar energy and storage provider for the residential, multi-family residential and commercial building markets and 51% owned by BORQS Technologies, Inc.; (ii) Borqs Technologies USA, Inc., a corporation incorporated under the laws of the U.S. (BTUSA) which engages in sales of our software and hardware products and is wholly owned by BORQS International Holding Corp.; (iii) BORQS Technology (HK) Limited, a company incorporated under the laws of Hong Kong (BTHK) which engaged in sales of our software and hardware products, but is currently idle and is 100% owned by BORQS International Holding Corp.; (iv) BORQS Hong Kong Limited, a company incorporated under the laws of Hong Kong (BHK) which engages in the software and services business and is 100% owned by Borqs International Holding Corp; (v) BORQS Software Solutions Private Limited, a company established under the laws of India (BIN) which engages in the R&D for software and is 99.99% owned by Borqs International Holding Corp and 0.01% owned by Borqs Hong Kong; (vi) Borqs Technologies, LTD, a Sino-foreign joint venture incorporated under the laws of China (BTCHN) which engages in manufacturing of hardware products and is 60% owned by BORQS Hong Kong Limited; (vii) BORQS KK, a company incorporated under the laws of Japan (BKK) which engages in business development and is 100% owned by Borqs Hong Kong; (viii) BORQS Chongqing Ltd., a company incorporated under the laws of China (BCQ) which engages in manufacturing of hardware products and is 100% owned by BORQS Hong Kong Limited; (ix) BORQS Beijing Ltd, a company incorporated under the laws of China (BBJ) which engages in design of hardware products and is 100% owned by BORQS Hong Kong Limited; (x) Beijing Big Cloud Century Technology Limited, a company incorporated under the laws of China (BC-Tech) which is currently idle and is 100% owned by BORQS Chongqing Ltd; (xi) BORQS Huzhou Ltd., a company incorporated under the laws of China (BHZ) which engages in manufacturing of hardware products and is 100% owned by Borqs Technologies LTD; (xii) Beijing Big Cloud Network Technology Co., Ltd, a company incorporated under the laws of China (BC-NW) which is currently idle and is 100% owned by Beijing Big Cloud Century Technology Limited; and (xiii) Beijing BORQS Software Technology Co., Ltd., a company incorporated under the laws of China (BSW) which engages in government subsidized software development and engineering projects as well as other software and services business and is 100% owned by Beijing Big Cloud Century Technology Limited (“BC-Tech”), which is 100% owned by Borqs Beijing.

The structure of cash flows within our organization, and as summary of the applicable regulations is as follows:

The parent and listing company Borqs Technologies, Inc. raises funds from the capital markets and transfers cash to all its subsidiaries for operations, such as Borqs Hong Kong Limited (BHK) in Hong Kong and Borqs Software Solutions Private Limited (BIN) in India.

●	Borqs Hong Kong Ltd (BHK) transfer cash to its China entities for company operations. For instance, Borqs Chongqing Ltd will use the cash to purchase components for manufacturing. Borqs Beijing Ltd will use the cash to pay employee salaries in China.

●	The Borqs entities in China have been costs centers engaged in hardware design, supply chain management and contract manufacturing.

●	The Company historically has not distributed any earnings or settlement amounts from its China subsidiaries, nor have paid dividends or made distribution to its shareholders.

●	The Company’s profits have been booked in Borqs Hong Kong Ltd (BHK) and there is no restriction to distribute the capital from Hong Kong.

●	We have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors.

●	We have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earning from our business, including subsidiaries, to the apparent company and U.S. investors.

The following tabulation provides a summary of the funds transferred between the Borqs entities.

➢	In the year 2020:

1)	our accounts of BRQS and BHolding in the U.S. (“Parent Company US Accounts”) received $6.4 million from fundraising, and our Parent Company US Accounts together with the BHK accounts in Hong Kong and the BIN accounts in India, we received $23.4 million from sales activities;

2)	for operational purposes, from the Parent Company US Accounts, we transferred,

2.1) $5.7 million to BHK;

2.2) $0.4 million to BIN;

3)	for operational purposes, from BHK, we transferred,

3.1) $1.2 million to BIN;

3.2) $0.5 million to BBJ;

3.3) $0.2 million to BHZ.

➢	In the year 2021 up to November 30, 2021:

1)	our Parent Company US Accounts received $38.8 million from fundraising, and our Parent Company US Accounts together with the BHK accounts in Hong Kong and the BIN accounts in India, we received $15.3 million from sales activities;

2)	for operational purposes, from the Parent Company US Accounts, we transferred,

2.1) $22.9 million to BHK;

2.2) $3.3 million to BIN;

2.3) $3.3 million to HHE for the acquisition of HHE;

3)	for operational purposes, from the BHK, we transferred,

3.1) $1.6 million to BIN;

3.2) $1.6 million to BBJ;

3.3) $1.3 million to BCQ;

3.4) $2.0 million to BHZ.

Since the inception of the Company in 2017, no transfers, dividends, or distributions to U.S. investors have been made to date.

We have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November      , 2021.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). These statements relate to future events concerning our business and to our future revenues, operating results and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue,” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results or financial condition will improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” and in other sections of our Annual Report on Form 20-F for the year ended December 31, 2020, including all amendments thereto, as filed with the Securities and Exchange Commission (SEC), as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the SEC using a continuous offering process.

You should read this prospectus, exhibits filed as part of the registration statement and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” and “Incorporation of Information by Reference” in this prospectus.

You should rely only on the information provided in this prospectus, exhibits filed as part of the registration statement or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus covers offers and sales of our ordinary shares only in jurisdictions in which such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

In this prospectus, we refer to Borqs Technologies, Inc. as “we,” “us,” “our,” the “Company” or “Borqs.” You should rely only on the information we have provided or incorporated by reference in this prospectus, exhibits filed as part of the registration statement, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.

BORQS TECHNOLOGIES, INC.

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, and hereinafter referred to as the “Company” “Borqs Technologies”, “Borqs” or “we”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% of the equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock merger transaction. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp., to Borqs Technologies, Inc.

Our principal place of business is located at Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong. Our telephone number is +852 5188 1864. Our agent in the BVI is Kingston Chambers and their address is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Our Connected Solutions business unit (the “Connected Solutions BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

Prior to its sale in October 2020, our mobile virtual network operator, or MVNO, business unit, consisted of the following Consolidated VIEs.

MVNO BU

We define “Consolidated VIEs” as our entities previously set up as variable interest entities in China for the purpose of conducting the MVNO business activities due to the laws of China prohibited direct foreign investment into such business activities, and that the financial results of these entities are consolidated into the reporting parent company of Borqs. These Consolidated VIEs provided a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. We decided to sell the MVNO BU in October 2020 in order to focus on the growing IoT industry via our Connected Solutions BU, especially with the coming of 5G.

After the sale of the MVNO business, both Yuantel (Beijing) Investment Management Co. Ltd and the YuanTel (Beijing) Telecommunication Technology Co. Ltd were no longer any part of Beijing Big Cloud Network Technology Co. Ltd (BC-NW). Beijing Big Cloud Network Technology Co. Ltd. is still within our organizational structure because Beijing Big Cloud Network Technology Co. Ltd is required to pay China capital gains tax for the sale of YuanTel (Beijing) Investment Management Co. Ltd which owned YuanTel (Beijing) Telecommunication Technology Co. Ltd. We anticipate to close Beijing Big Cloud Network Technology Co. Ltd once the tax settlement with the local tax authority is completed.

Operations of Our Entities:

Below are descriptions of each entity within our organization.

●	Borqs Technologies, Inc. (BRQS) – the BVI parent holding company and the listing company.

●	Borqs International Hold Corp (BHolding) – the Cayman Island holding company that was the parent company prior to our listing on NASDAQ in August 2017.

●	Holu Hou Energy LLC (HHE) – a US company we acquired controlling interests in October 2021 that engages in the businesses of solar energy storage solutions.

●	Borqs Technologies USA, Inc. (BTUSA) – a US entity responsible for commercial contracts with customers that require a US entity for contractual basis.

●	Borqs Technologies (HK) Limited (BTHK）– a Hong Kong entity responsible for signing commercial contracts that do not use Chinese RMB or Indian Rupee. This entity is currently idle.

●	Borqs Hong Kong Limited (BHK) – a Hong Kong entity that holds 60% of the shares of Borqs Technologies Ltd (BTCHN), holds 60% of the shares of Borqs KK (BKK), and holds 100% of Borqs Chongqing Ltd (BCQ) and 100% of Borqs Beijing Ltd (BBJ). This entity signs a majority of our commercial contracts with international customers.

●	Borqs Software Solutions Private Ltd (BIN) – an Indian entity responsible for our software engineering R&D and for signing commercial contracts that require the Indian Rupee currency.

●	Borqs Beijing Ltd. (BBJ) – a wholly owned foreign enterprise, a “WOFE” as it is called, in China. This entity is responsible for the general administration and hardware R&D purposes.

●	Borqs Chongqing Ltd. (BCQ) – a wholly owned foreign enterprise in China that is a holding company for Beijing Big Cloud Century Technology Ltd, and it is responsible for the purchasing and management of the component supplies for the manufacturing of our products.

●	Beijing Big Cloud Century Technology Ltd. (BC-Tech) – an entity in China and is a holding company for Beijing Big Cloud Network Technology Co. Ltd and Beijing Borqs Software Technology Co. Ltd.

●	Beijing Borqs Software Technology Co. Ltd. (BSW) – an entity in China and is responsible for our software R&D.

●	Beijing Big Cloud Network Technology Co. Ltd (BC-NW) – an entity in China that was formerly the holding company of our VIE entities engaged in the business of mobile virtual network operator (“MVNO”). The VIE entities and the MVNO business was sold as of October 2020.

●	Borqs Technologies Ltd. (BTCHN) – a Sino-foreign entity is in China for setting up a manufacturing facility in Huzhou, China, and is a holding company for Borqs Huzhou Ltd (BHZ).

●	Borqs Huzhou Ltd. (BHZ) – an entity is in China and is responsible for operations of our hardware manufacturing activities in Huzhou, China.

●	Borqs KK (BKK) – an entity is in Japan and is responsible for sales activities in Japan.

In November 2018, the Company’s board of directors approved the plan to dispose all of its tangible and intangibles assets related to Yuantel, our MVNO BU, the Consolidated VIEs through a series of agreements, signed in November 2018 and February 2019, with Jinan Yuantel Communication Technology LLP (“Jinan Yuantel”) and Jinggangshan Leiyi Venture Capital LLP (“JGS Venture”). According to the agreements, all of the Company’s 75% equity interest in Yuantel would be disposed at a consideration of RMB108.7 million. The Company received only $5.98 million from the buyers within the year ended December 31, 2019, so the Company, then amended the agreement with other third-party buyers (the “New Buyers”) of Yuantel as of September 1, 2020 to sell the remaining percentage of Yuantel owned by the Company for $4.54 million, of which approximately $0.4 million were received and the balance of $4.14 million was to be received by September 30, 2020, which was later postponed to October 2020 by both parties. The Company received the last payment of $1.2 million on October 27, 2020, and completed the disposition of Yuantel on October 29, 2020. The New Buyers also purchased the ownership of Yuantel that was first sold to other purchasers in 2019. The disposal of the Consolidated VIEs represents a strategic shift for the Company and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities related to the Consolidated VIEs were reclassified as held for sale as the carrying amounts would be recovered principally through the sale and revenues, and expenses related to the Consolidated VIEs were reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2019 and 2020 and consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 were adjusted to reflect this change. There was no gain or loss recognized on the reclassification of the discontinued operations as held for sale. The sale of the MVNO business unit was finally completed as of October 29, 2020, and since then the Company no longer had a VIE within its operating structure.

In the years ended December 31, 2018, 2019 and 2020, Borqs generated 96.7%, 98.3% and 98.4% of its Connected Solutions BU revenues from customers headquartered outside of China and 3.3%, 1.7% and 1.6%   from customers headquartered in China. As of December 31, 2020, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 17 million units worldwide. The discontinued MVNO BU generated all of its revenue from China.

We have dedicated significant resources to research and development, and have research and development centers in Beijing, China and Bangalore, India. As of December 31, 2020, 234 out of the 286 persons under our employ were technical professionals dedicated to platform research and development and product specific customization.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary share and warrants, including risks and uncertainties, among others, the following:

●	The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations..
●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and warrants and limit the legal protections available to us.
●	Any change of regulations and rules by Chinese government may intervene or influence our operations at any time and any additional control over offerings conducted overseas and/or foreign investment in China- based issuers could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.
●	Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. If the PCAOB determines that it cannot inspect or fully investigate our auditor, the trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities.
●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.
●	It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.
●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

The following customers accounted for near 10% or more of our total revenues, not including discontinued operations, for the years indicated:

2020	GreatCall, Inc.	41.9%
	ECOM Instruments	23.1%
	Qualcomm India Ltd.	14.4%

2019	Reliance Retail Limited	63.9%
	GreatCall, Inc.	7.8%

2018	Reliance Retail Limited	59.6%
	E La Carte, Inc.	8.0%

Since 2020 and continuing into 2021, the Chinese government has been implementing increasingly stringent rules and regulations on its domestic business activities, particularly for companies whose shares are listed on U.S. exchanges. Such policy changes have caused profound impact on the value of the affected companies’ equities and resulted in significant drop in market valuation for their shareholders. The recent regulatory changes in China have focused on the following industries:

1)	Cryptocurrency mining and coin offerings
2)	Social media and cyber security
3)	Online gaming
4)	Ride-hailing
5)	Extra-curriculum education and tutoring
6)	Variable interest entity structures

The Company does not participate in any of the above six categories, and particularly our division that operated a MVNO business under a variable interest entity structure in China was sold as of October 29, 2020. Also, as indicated in our 2020 Annual Report filed on Form 20-F, our revenues recognized from activities in China represent only 1.6%, 1.7% and 3.3% of our total net revenues for the years 2020, 2019 and 2018, respectively. However, as the rules and regulations in China continue to evolve, the Company may become affected in future periods causing the public market valuation of our shares to decline.

We are a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are also a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications We are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in Cybersecurity Review Measures (Revised Draft for Public Comments) published by Cyberspace Administration of China or the CAC on July 10, 2021. As we explained in our response to Staff comment no. 5, the subsidiary Beijing Big Cloud Century Technology Ltd (“BC-Tech”) used to operate a mobile virtual network operator (“MVNO”) business in China with a VIE structure. The VIE entity was a holding company known as Beijing Big Cloud Network Technology Co. Ltd (“BC-NW”) which owned the operating company known as Yuantel (Beijing) Telecommunications Technology Co., Ltd (“Yuantel”). Yuantel was sold as of October 29, 2020. BC-NW was re-organized with the VIE structure dismantled and became directly owned by BC-Tech, and therefore BC-NW remains on the Company’s organization chart. Therefore, we are not covered by the permission and requirements from the China Securities Regulatory Commission (“CSRC”), CAC or any other entity that is required to approve of the VIE’s operations, and we have received all requisite permissions to operate our business in China and no permission has been denied.

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and un-consolidated minority interests in certain entities as of December __, 2021. The corporate organization chart reflects our completed sale of the MVNO BU which removed the VIE structure by which it was held.

RISK FACTORS

An investment in our ordinary shares involves risks. Prior to making a decision about investing in our ordinary shares, you should consider carefully all of the information contained or incorporated by reference in this prospectus, including any risks in the section entitled “Risk Factors” contained in any supplements to this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as amended to date, and in our subsequent filings with the SEC. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities.

Risks Related to Our Business Operations and Doing Business in China

The Chinese government exerts substantial influence over the manner in which we may conduct our business activities, and if we are unable to substantially comply with any PRC rules and regulations, our financial condition and results of operations may be materially adversely affected.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business operations of and the industries we operate in may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we are not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our ordinary shares may significantly decrease.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our manufacturing operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies and change of enforcement practice of such rules and policies can change quickly with little advance notice. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our ordinary shares.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and our business operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such list. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020 and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

Pursuant to the Foreign Investment Law, “foreign investment” means any foreign investor’s direct or indirect investment in the PRC, including: (i) establishing FIEs in the PRC either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new project in the PRC either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions. Although the Foreign Investment Law does not explicitly classify the contractual arrangements, as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through other means stipulated by laws or administrative regulations or other methods prescribed by the State Council without elaboration on the meaning of “other means.” However, the Implementing Regulations of the Foreign Investment Law still does not specify whether foreign investment includes contractual arrangements.

If the Chinese government were to impose new requirements for permission or approval from the PRC Authorities including China Securities Regulatory Commission (“CSRC”) or CAC, or any other entity that is required to approve this offering, to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of this prospectus, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

Further, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. If, (i) we inadvertently conclude that such approvals or permissions are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such approvals and permissions in the future, and we are unable to obtain such approvals and permissions, Borqs will not be able to perform R&D and manufacturing in China, our revenues will be adversely affected and we will have to expand our R&D activities in India and relocate our manufacturing activities outside China to India or other Asian countries. Also, if applicable laws, regulations, or interpretations change, and we are required to obtain permission or approval from the PRC authority for the offering of our Ordinary Shares in the U.S. in the future, and if any of such permission or approval were not received maintained, or subsequently rescinded, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The audit report included in this prospectus, and our annual report on Form 20-F for the year ended December 31, 2020, was issued by Yu Certified Public Accountant P.C. (“Yu CPA”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing YU CPA in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors' audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the Holding Foreign Companies Accountable Act (the “HFCAA”), our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or in the over the counter trading market in the U.S. if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a "foreign issuer," as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after Dec. 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended Dec. 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended Dec. 31, 2022.

Risks Related to Our Ordinary Shares

The outstanding Notes and Warrants contain full-ratchet anti-dilution protection, which may cause significant dilution to our stockholders.

As of December __, 2021, we had outstanding 162,111,146 ordinary shares. As of that date we had outstanding Notes and Warrants issuable into an aggregate of 81,346,292 ordinary shares. The issuance of ordinary shares upon the conversion or exercise of these securities would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our ordinary shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares. The Notes and Warrants contain full-ratchet anti-dilution provisions which, subject to limited exceptions, would reduce the conversion price or exercise price of such securities (and increase the number of shares issuable) in the event that we in the future issue ordinary shares, or securities convertible into or exercisable to purchase ordinary shares, at price per share lower than the conversion price or exercise price then in effect, to such lower price. Our outstanding Notes convertible into an aggregate of 43,949,597 shares at a conversion price equal to the lower of (i) $0.6534 per share, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement of which this prospectus forms a part is declared effective, or (iii) in the event that the registration statement of which this prospectus form a part is not declared effective by the date that the shares underlying the Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. Our outstanding Warrants are convertible into an aggregate of 37,396,694 shares at an exercise price of $0.8682 per share. This full ratchet anti-dilution provision would be triggered by the future issuance by us of ordinary shares or ordinary share equivalents at a price per share below the then-conversion price of all of our outstanding notes and Warrants, subject to limited exceptions

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

●	Our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 26, 2021;

●	Amendment No. 1 to our annual report on Form 20-F/A for the fiscal year ended December 31, 2020 filed with the SEC on June 14, 2021;

●	Amendment No. 2 to our annual report on Form 20-F/A for the fiscal year ended December 31, 2020 filed with the SEC on September 13, 2021

●	Form 6-K filed with the SEC on February 22, 2021;

●	Form 6-K filed with the SEC on May 5, 2021;

●	Form 6-K filed with the SEC on May 7, 2021

●	Form 6-K filed with the SEC on June 7, 2021;

●	Form 6-K filed with the SEC on June 15, 2021;

●	Form 6-K filed with the SEC on June 22, 2021;

●	Form 6-K filed with the SEC on June 23, 2021;

●	Form 6-K filed with the SEC on July 7, 2021;

●	Form 6-K filed with the SEC on July 15, 2021;

●	Form 6-K filed with the SEC on July 22, 2021;

●	Form 6-K filed with the SEC on July 30, 2021;

●	Form 6-K filed with the SEC on August 10, 2021;

●	Form 6-K filed with the SEC on August 11, 2021;

●	Form 6-K filed with the SEC on August 20, 2021;

●	Form 6-K filed with the SEC on September 9, 2021;

●	Form 6-K filed with the SEC on September 17, 2021;

●	Form 6-K filed with the SEC on September 28, 2021;

●	Form 6-K filed with the SEC on October 6, 2021;

●	Form 6-K filed with the SEC on October 26, 2021;

●	Form 6-K filed with the SEC on November 9, 2021; and

●	Form 6-K filed with the SEC on December 1, 2021.

●	The description of our ordinary shares contained in our registration statement on Form 8-A filed on October 13, 2015 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We post our SEC filings on our website, www.borqs.com. We will also provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated in this prospectus by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in the documents. You should direct your requests to Anthony Chan, our Chief Financial Officer, at Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.. Our telephone number at this address is +852 5188 1864.

SELLING SHAREHOLDERS

This prospectus relates to the resale by the selling shareholders identified below of up to 101,682,863 ordinary shares, including 54,936,997 ordinary shares that may be issued upon the conversion of $28,716,667 of Notes and 45,931,726 ordinary shares which may be issued upon the exercise of outstanding Warrants.  We are contractually required to register 125% of the number of ordinary shares issuable under the Notes and the number of ordinary shares issuable upon the exercise of outstanding Warrants. The actual number of shares, if any, to be issued may be more or less than such number, and any shares issued in excess of such number will not be eligible for sale under this prospectus, unless amended.

Selling Shareholders Table

The table below sets forth:

●	the names and address of the selling shareholders;

●	the number of ordinary shares beneficially owned by the selling shareholders as of December __, 2021;

●	the maximum number of ordinary shares that may be sold or disposed of by the selling shareholders under this prospectus;

●	the number of ordinary shares that would be owned by the selling shareholders after completion of the offering, assuming the sale of all of the ordinary shares covered by this prospectus; and

●	the percentage of ordinary shares beneficially owned by the selling shareholders based on 162,111,146 ordinary shares outstanding on December ___, 2021.

None of the selling shareholders is a broker-dealer regulated by the Financial Industry Regulatory Authority.  Other than the agreements noted above, none of the selling shareholders has had any position, office or other material relationship with the Company in the past three years.  All information with respect to share ownership has been furnished by the selling shareholders.  The shares being offered are being registered to permit public secondary trading of such shares and each selling shareholders may offer all or part of the shares it owns for resale from time to time pursuant to this prospectus.

The term “selling shareholder” also includes any pledgees, donees, transferees or other successors in interest to the selling shareholders named in the table below. Unless otherwise indicated, to our knowledge, each person named in the table below has voting power and investment power (subject to applicable community property laws) with respect to the shares of common stock set forth opposite such person’s name.  We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling shareholders who are able to use this prospectus to resell the securities registered hereby.

Beneficial ownership is determined under the rules of the SEC. The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after September 28, 2021. The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

As explained below under “Plan of Distribution,” we have agreed with the selling shareholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

	Ordinary Shares Beneficially Owned Prior to the Offering			Shares Being		Ordinary Shares Beneficially Owned After the Offering
Selling Shareholders	Shares(1)		Percentage(2)	Offered		Shares	Percentage
Esousa Holdings, LLC(3)	29,078,666	(4)	16.57%	36,348,332	(5)	0	0%
LMFA Financing, LLC(6)	1,377,410	(7)	0.93%	1,721,763	(8)	0	0%
American West Pacific International Investment Corporation(9)	5,815,733	(10)	3.82%	7,269,666	(11)	0	0%
Jess Mogul(12)	3,928,171	(13)	2.64%	4,910,213	(14)	0	0%
Jim Fallon(15)	2,907,866	(16)	1.95%	3,634,833	(17)	0	0%
Digital Power Lending, LLC(18)	2,907,866	(19)	1.95%	3,634,833	(20)	0	0%
TDR Capital Pty Limited(21)	20,355,066	(22)	12.21%	25,443,832	(23)	0	0%
BRRR Management LLC(24)	14,539,332	(25)	9.03%	18,174,165	(26)		0%
Michael Friedlander	290,787	(27)	0.20%	363,483	(28)		0%
Paul F. Pelosi, Jr.	145,394	(29)	0.10%	181,742	(30)		0%

(1)	Represents the number of ordinary shares that may be issued in connection with the conversion of the Notes and upon the exercise of Warrants as of the date of the table. Although this column does not reflect it, we have contractually agreed to register 125% of the number of ordinary shares issuable under the Notes and the number of ordinary shares issuable upon the exercise of outstanding Warrants.

(2)	The Notes and Warrants held by a particular holder will not be convertible or exercisable to the extent such conversion or exercise would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon such conversion or exercise calculated in accordance with Section 13d of the Exchange Act.

(3)	Michael Wachs has sole authority to vote and dispose of the securities held by Esousa Holdings, LLC (“Esousa”) and may be deemed to be the beneficial owner of these securities. The business address for Esousa is 211 East 43rd Street, Suite 402, New York, NY 10017.

(4)	Represents 15,304,561 ordinary shares issuable upon the conversion of Notes and 13,774,105 ordinary shares issuable upon exercise of Warrants.

(5)	Represents 125% of 15,304,561 ordinary shares issuable upon the conversion of Notes and 125% of 13,774,105 ordinary shares issuable upon exercise of Warrants.

(6)	Bruce Rodgers and Richard Russell have shared authority to vote and dispose of the securities held by LMFA Financing, LLC (“LMFA”) and may be deemed to be the beneficial owners of these securities. The business address for LMFA is 1200 W Plat Street, Suite 100, Tampa, FL 33602.

(7)	Represents 1,377,410 ordinary shares issuable upon the conversion of Notes.

(8)	Represents 125% of 1,377,410 ordinary shares issuable upon the conversion of Notes.

(9)	Sherry H. Jiang has sole authority to vote and dispose of the securities held by American West Pacific International Investment Corporation (“American West”) and may be deemed to be the beneficial owner of these securities. The business address for American West is 1 Sansome Street, Suite 3500, San Francisco, CA 94104.

(10)	Represents 3,060,912 ordinary shares issuable upon the conversion of Notes and 2,754,821 ordinary shares issuable upon exercise of Warrants.

(11)	Represents 125% of 3,060,912 ordinary shares issuable upon the conversion of Notes and 125% 2,754,821 ordinary shares issuable upon exercise of Warrants.

(12)	The address for this security holder is 347 West 87th Street, New York, NY 10024.

(13)	Represents 2,550,761 ordinary shares issuable upon the conversion of Notes and upon exercise of Warrants.

(14)	Represents 125% of 2,550,761 ordinary shares issuable upon the conversion of Notes and upon exercise of Warrants.

(15)	The address for this security holder is 137 West 83rd Street, New York, NY 10024.

(16)	Represents 1,530,456 ordinary shares issuable upon the conversion of Notes and 1,377,410 ordinary shares issuable upon exercise of Warrants.

(17)	Represents 125% of 1,530,456 ordinary shares issuable upon the conversion of Notes and 125% of 1,377,410 ordinary shares issuable upon exercise of Warrants.

(18)	David J. Katzoff has sole authority to vote and dispose of the securities held by Digital Power Lending, LLC (“Digital Power”). The address for Digital Power is 201 Shipyard Way, Suite E, Newport Beach CA 92663.

(19)	Represents 1,530,456 ordinary shares issuable upon the conversion of Notes and 1,377,410 ordinary shares issuable upon exercise of Warrants.

(20)	Represents 125% of 1,530,456 ordinary shares issuable upon the conversion of Notes and 125% of 1,377,410 ordinary shares issuable upon exercise of Warrants.

(21)	Timothy Davis-Rice has sole authority to vote and dispose of the securities held by TDR Capital Pty Limited (“TDR”). The address for TDR is 4 Murchison Street, Mittagong NSW 2575 Australia.

(22)	Represents 10,713,193 ordinary shares issuable upon the conversion of Notes and 9,641,873 ordinary shares issuable upon exercise of Warrants.

(23)	Represents 125% of 10,713,193 ordinary shares issuable upon the conversion of Notes and 125% of 9,641,873 ordinary shares issuable upon exercise of Warrants.

(24)	Richard Russell has sole authority to vote and dispose of the securities held by BRRR Management LLC (“BRRR”). The address for BRRR is 1200 W Platt Street, Suite 100 Tampa, FL 33606.

(25)	Represents 7,652,280 ordinary shares issuable upon the conversion of Notes and 6,887,052 ordinary shares issuable upon exercise of Warrants.

(26)	Represents 125% of 7,652,280 ordinary shares issuable upon the conversion of Notes and 125% of 6,887,052 ordinary shares issuable upon exercise of Warrants.

(27)	Represents 153,046 ordinary shares issuable upon the conversion of Notes and 137,741 ordinary shares issuable upon exercise of Warrants.

(28)	Represents 125% of 153,046 ordinary shares issuable upon the conversion of Notes and 125% of 137,741 ordinary shares issuable upon exercise of Warrants.

(29)	Represents 76,523 ordinary shares issuable upon the conversion of Notes and 68,871 ordinary shares issuable upon exercise of Warrants.

(30)	Represents 125% of 76,523 ordinary shares issuable upon the conversion of Notes and 125% of 68,871 ordinary shares issuable upon exercise of Warrants.

DESCRIPTION OF OUR CAPITAL STOCK

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1880410) and our affairs are governed by our memorandum and articles of association, the BVI Business Companies Act (as amended) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value. The following description summarizes certain terms of our shares as set out more particularly in our memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Ordinary Shares

As of December __, 2021, there are 162,111,146 ordinary shares outstanding. Under the BVI Business Companies Act (as amended), the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company. Our transfer agent has entered the name of Cede & Co. in our register of members as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Any action required or permitted to be taken by our shareholders must be effected by a meeting of shareholders of our company, duly convened and held in accordance with our memorandum and articles of association. A resolution of our members may not be taken by a resolution consented to in writing.

At any general meeting of our shareholders, the chairman of the meeting is responsible for deciding in such manner as he or she considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, the chairman shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

A resolution of our shareholders shall be duly and validly passed if it is approved at a duly convened and constituted meeting of our shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted. Each ordinary share in our company confers upon the shareholder the right to one vote at any meeting of our shareholders or on any resolution of shareholders.

The rights and obligations attaching to our ordinary shares may only be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the ordinary shares present at a duly convened and constituted meeting of our shareholders holding ordinary shares which were present at the meeting. The other provisions of our memorandum and articles of association may be amended if approved by a resolution of our shareholders or by a resolution of our directors (save that no amendment may be made by a resolution of our directors (a) to restrict the rights or powers of our shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles, (c) in circumstances where the memorandum or articles cannot be amended by our shareholders, or (d) to change clauses 7, 8 or 11 of our memorandum (or any of the defined terms used in any such clause or regulation).

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our existing Class I directors will serve until our 2018 annual general meeting, our existing Class II directors will serve until our 2019 annual general meeting, and our existing Class III directors will serve until our 2020 annual general meeting. Commencing at our 2018 annual general meeting, and at each following annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the election of directors is voted upon can elect all of the directors (and the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the removal of our directors is voted upon can remove a director with or without cause).

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board. Under the laws of the British Virgin Islands, and as provided in our memorandum and articles of association, our directors may authorize a distribution (including any interim dividend that the directors consider to be justified by the profits of our company) only if, immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to pay our debts as and when they fall due. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such further designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preferred shares will allow us to issue shares at different times on different terms. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

No preferred shares are currently issued or outstanding. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights attached to any class of preferred shares in issue, may only be amended by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the preferred shares of that same class present at a duly convened and constituted meeting of our members holding preferred shares in such class which were present at the meeting and voted, unless otherwise provided by the terms of issue of such class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30 percent.

Under the BVI Business Companies Act (as amended) there are no provisions which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors, without the approval of the holders of ordinary shares, may issue preferred shares that have characteristics that may be deemed anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under the BVI Business Companies Act (as amended), a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company, and a director is also required to exercise his powers as a director for a proper purpose.

2017 Warrants

As of December __, 2021, we had outstanding 6,281,875 warrants issued by the predecessor special purpose acquisition company to purchase ordinary shares (excluding the Warrants), which warrants were registered in connection with our initial public offering. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from August 18, 2017, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on the fifth anniversary of the consummation of the acquisition of Borqs International by way of merger at 5:00 p.m., New York City time.

As of December __, 2021, we had outstanding (i) 417,166 assumed warrants with an exercise price of $5.36 per share, (ii) 3,250,000 warrants with an exercise price of $1.25 per share, and (iii) 100,000 warrants with an exercise price $0.01 per share, to purchase ordinary shares that are not yet registered. These private warrants are identical to the public warrants except that such private warrants are not registered and will be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the public warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

In connection with our acquisition of Borqs International by way of merger, holders of issued and outstanding warrants to purchase shares of Borqs International received replacement warrants to purchase an aggregate of 344,559 of our ordinary shares, the terms and conditions of which are as described above.

Prior Private Placement Notes and Warrants

On February 25, 2021 and April 14, 2021 we entered into securities purchase agreements with institutional and individual investors, pursuant to which we sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants), $1 million of notes (the “April 14 Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Prior Private Placement Warrants”) and $15.3 million of notes (the “May 5 Notes” and, together with the February 25 Notes and the April 14 Notes, the “Prior Private Placement Notes.”) The Prior Private Placement Notes have a two year term a conversion price of $0.972 per share. The Prior Private Placement Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement of which this prospectus forms a part has been declared effective, ordinary shares. The Prior Private Placement Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. On May 5, 2021, the Company issued additional $15.3 million Prior Private Placement Notes to investors in the February and April transactions.

The Prior Private Placement Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.  The Prior Private Placement Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act.

As of December __, 2021, all of the February 25 Notes, April 14 Notes (except for $1.57 million) and the Prior Private Placement Warrants have been converted or exercised.

September 2021 Private Placement Notes and Warrants

On September 14, 2021 we entered into securities purchase agreements with institutional and individual investors, pursuant to which we sold $13,575,000 of notes (the “September 2021 Notes”) and 37,396,694 Warrants. The September 2021 Notes have a two year term and are convertible into ordinary shares at the lower of (i) $0.6534 per share, (ii) 90% of the closing price of the ordinary shares on the date that the registration statement of which this prospectus form a part is declared effective, or (iii) in the event that the registration statement of which this prospectus forms a part is not declared effective by the date that the shares underlying the September 2021 Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The September 2021 Notes have certain anti-dilution protections in the event of a lower priced issuance. Interest shall accrue on the notes at 8% annually, payable on a quarterly basis, in either cash or, in the event the registration statement of which this prospectus forms a part has been declared effective, ordinary shares. The September 2021 Notes held by a particular holder will not be convertible to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon conversion of such note calculated in accordance with Section 13(d) of the Exchange Act. An additional $13,750,000 of notes with the same terms will be issued upon the satisfaction of certain conditions, including the effectiveness of the registration statement of which this prospectus forms a part.

The Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $0.8682 per ordinary share, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.  The Warrants held by a particular holder will not be exercisable to the extent such conversion would result in such holder owning more than 9.9% of the number of ordinary shares outstanding after giving effect to the issuance of ordinary shares issuable upon exercise of such warrants calculated in accordance with Section 13(d) of the Exchange Act. On October 26, 2021, 688,705 warrants were exercised into 814,140 ordinary shares on a cashless basis.

Dividends

We have not paid any cash dividends on our ordinary shares to date.

Stock Exchange Listing

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “BRQS.”

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our ordinary shares and the warrant agent for the Warrants is Continental Stock Transfer& Trust Company. The transfer and warrant agent’s address is One State Street, 30th Floor, New York, NY 10004, and its telephone number is (212) 509-4000.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of ordinary shares by the selling shareholders pursuant to this prospectus.  Some of the ordinary shares covered by this prospectus are issuable upon the conversion of Notes and the exercise of Warrants to purchase our ordinary shares. Upon exercise of any of the Warrants for cash, which cash exercise cannot be guaranteed, the applicable selling shareholders would pay us the exercise price of $0.8682 per ordinary share.  We expect to use any such proceeds primarily for the procurement of expected customer orders, development of the next generation 5G products and for our previously announced acquisition of 51% of Holu Hou Energy LLC (“Holu Hou”). We signed definitive agreements on October 19, 2021 with Holu Hou. Holu Hou which is a solar energy and storage provider for the residential, multi-family residential and commercial building markets. The Company also plans to use proceeds from the cash exercise, if any, of the Warrants for general working capital. At a holder’s option, the warrants are exercisable on a cashless basis by net exercise.  If any of the Warrants are exercised on a cashless basis, we would not receive any cash payment from the applicable selling shareholders.

Each selling shareholder will pay any underwriting discounts and commissions and any expenses incurred by the selling shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by such selling shareholder in disposing of ordinary shares covered by this prospectus.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or any other exemption from registration, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to the buyer at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act). In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Company’s ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Company’s ordinary shares by the selling shareholders or any other person.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as amended to date, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2020.

LEGAL MATTERS

Certain legal matters related to the ordinary shares offered by this prospectus will be passed upon on the Company’s behalf by Maples and Calder (Hong Kong) LLP, with respect to matters of British Virgin Islands law.

EXPERTS

Our financial statements as of December 31, 2020, 2019 and 2018, and for the years then ended, have been audited by Yu Certified Public Accountant, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated by reference in this prospectus. Such financial statements have been incorporated by reference in this prospectus in reliance upon the report of such firm (which report includes an explanatory paragraph   relating to substantial doubt on the Company’s ability to continue as a going concern, the adoption of Accounting Standards Codification Topic 326, Financial Instruments-Credit Losses, and the adoption of Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, and also critical audit matters, including going concern assessment, Allowance for current expected credit losses (“CECL”) on accounts receivables and other receivables, and Accrual of contingent liability on the potential dispute of ownership upon the Group’s discontinued operation) given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals or residents of China and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

There is uncertainty as to whether the courts of the BVI or China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; and

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Recognition and enforcement of foreign judgments are provided for under China’s Civil Procedure Law. China’s courts may recognize and enforce foreign judgments in accordance with the requirements of the Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 relating to the ordinary shares covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual report on Form 20-F, report of foreign private issuer on Form 6-K and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain a website at www.borqs.com, but information contained on our website is not incorporated by reference in this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our memorandum and articles of association, the BVI Business Companies Act, (as amended), and the common law of the British Virgin Islands allow us to indemnify our officers and directors from certain liabilities. Our memorandum and articles of association provides that we may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, any person who (a) is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of our company; or (b) is or was, at the request of our company, serving as a director of, or in any other capacity is or was acting for, another Enterprise.

We will only indemnify the individual in question if the relevant indemnitee acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful. The decision of our directors as to whether an indemnitee acted honestly and in good faith and with a view to the best interests of our company and as to whether such indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our charter, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant indemnitee did not act honestly and in good faith and with a view to the best interests of our company or that such indemnitee had reasonable cause to believe that his conduct was unlawful.

We may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnitee or who at our request is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not we have or would have had the power to indemnify him against the liability as provided in our memorandum and articles of association.

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the BVI Companies Act, 2004 or our charter. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we issued the securities described below without registration under the Securities Act. Unless otherwise indicated below, the securities were issued pursuant to the private placement exemption provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

On January 9, 2019, we issued 183,342 shares to the owners of Colmei Technology International Ltd. (“Colmei”) and Shenzhen Crave communication Co., Ltd. (“Crave”) as a part of the consideration paid for our acquisition of 13.8% of each of entities of Colmei and Crave. During the 2020 pandemic, both Colmei and Crave had become insolvent, and our company had written off the value of our investment into Colmei and Crave as of December 31, 2020.

On January 9, 2019, we issued 1,632,555 shares to the owners of Shanghai KADI Technologies Co., Ltd. (“KADI”) as a part of the consideration paid for our acquisition of 60% of the ownership of KADI. This acquisition transaction has not yet been completed, and we are in the process of negotiation with KADI for a reduction in the ownership we intended to acquire.

On May 23 of 2019, we sold a total of 3,734,283 shares to Chongqing City Youtong Equity Investment Fund, LLP and received cash consideration of $10.40 million.

On January 31, 2020, we issued 833,333 shares to American West Pacific International Investment Corp (“AW”) for consulting services.

On May 7, 2020, we issued 970,870 shares to the owners of Coming Technologies Ltd (“Coming Tech”) as settlement for a business transaction debt the Company owed to Coming Tech in the amount of $1.82 million.

On October 29, 2020, we issued 527,081 shares to AW as settlement for a cash loan due to AW in the amount of $0.40 million.

On November 4, 2020, we issued 1,580,929 shares to the owner of Sinowinglaw LLP (a.k.a. Beijing Zhongpeng Law Firm) as settlement for back due legal fees owed to Sinowinglaw in the amount of $1.22 million.

Between January 7 and February 4, 2021, we issued 22,727,613 shares to LMFA Financial LLC (“LMFA”) as settlement for debt owed by the Company to Partners For Growth (“PFG”) which LMFA purchased in the amount of $18.23 million.

On February 16, 2021, the Company issued 1,290,000 shares to AW for consulting services regarding the establishment of a R&D center in California for the Company.

On February 17, 2021, we issued 1,506,726 shares to PFG as settlement for debt owed by the Company to PFG in the amount of $1.27 million.

On February 25, 2021 and April 14, 2021 we entered into securities purchase agreements with certain of the selling shareholders, pursuant to which we sold approximately $6.67 million of notes (the “February 25 Notes”) and 11,695,906 warrants at an exercise price of $2.222 per share (the “February 25 Warrants”) and $1 million of notes (the “April 14 Notes” and, together with the February 25 Notes, the “Prior Private Placement Notes”) and 2,521,008 warrants at an exercise price of $1.540 per share (the “April 14 Warrants” and, together with the February 25 Warrants, the “Prior Private Placement Warrants”). The Prior Private Placement Notes each have a two year term and are convertible into ordinary shares at $0.972 per share. The Prior Private Placement Warrants are exercisable immediately for a period of five years for cash, at an exercise price of $2.222 per ordinary share for the February 25 Warrants and $1.540 per ordinary share for the April 14 Warrants, subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.

On May 5, 2021, the Company issued $15.3 million in convertible notes with the same terms as the 2021 Notes to investors in the February 2021 and April 2021 transactions.

On December 30, 2020, the Company issued 4,000,000 ordinary shares to be held in escrow as security for repayment of a loan made by AW. On June 8, 2021, the Company and AW agreed to settle all principal owed under the loan for the issuance to AW of 1,587,302 shares. On June 14, 2021, the Company issued to AW 2,412,698 ordinary shares as compensation for consulting services related to the Company’s Mission College 5G R&D Center project. The 1,587,302 shares and the 2,412,698 shares were allocated from the shares previously held in escrow.

On September 13, 2021, the Company issued 1,000,000 shares in total to management and board members for their services to the Company.

On September 14, 2021 we entered into securities purchase agreements with the selling shareholders, pursuant to which we sold $13,575,000 of notes (the “September 2021 Notes”) and 37,396,694 warrants at an exercise price of $0.8682 per share (the “Warrants”). The September 2021 Notes have a two year term and are convertible into ordinary shares at the lower of (i) $0.6534 per share, (ii) 90% of the closing price of the ordinary shares on the date that this registration statement is declared effective, or (iii) in the event that this registration statement is not declared effective by the date that the shares underlying the September 2021 Notes are eligible to be sold, assigned or transferred under Rule 144, 90% of the closing price of the ordinary shares on such date. The Warrants are exercisable immediately for a period of five years for cash, with the $0.8682 exercise price subject to adjustment in the event of stock dividends and splits, or sales or grants of ordinary shares or ordinary share equivalents in certain transactions at less than the then current exercise price, or where the exercise price is higher than the then-current market price of the ordinary shares, on a cashless exercise basis, using the Black Scholes Value.

On October 19, 2021 we entered into definitive agreements to acquire 51% ownership of Holu Hou Energy LLC, a Delaware company in the design and sale of solar energy and storage systems and we issued a total of 14,806,364 unregistered ordinary shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits See Exhibit Index beginning on page II-5 and II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in an offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, China, on December 17, 2021.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Pat Sek Yuen Chan	Chief Executive Officer and Director	December 17, 2021
Pat Sek Yuen Chan	(Principal Executive Officer)

/s/ Henry Sun	Chief Financial Officer	December 17, 2021
Henry Sun	(Principal Financial Officer, Principal Accounting Officer)

/s/ *	Director	December 17, 2021
Wan Yu Chow

/s/ *	Director	December 17, 2021
Heung Sang Addy Fong

/s/ *	Director	December 17, 2021
Ji Li

/s/ *	Director	December 17, 2021
Shizhu Long

*By:	/s/ Henry Sun
Henry Sun
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Borqs Technologies, Inc., has signed this registration statement or amendment thereto in Santa Clara, California, on December 17, 2021.

By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
2.2	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
2.3	Form of Warrant issued to Partners For Growth V, L.P.	8-K	001-37593	10.4	12/20/18
2.4	Description of Securities	20-F	001-37593	2.4	2/4/2020
3.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
5.1	Opinion of Maples and Calder (Hong Kong) LLP, British Virgin Islands counsel to the Company.					X
10.1	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
10.2	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
10.3	Form of Indemnification Agreement, dated August 18, 2017, by and Borqs Technologies, Inc. and each of its directors and executive officers	10-K	001-37593	10.19	4/2/18
10.4	Share Purchase Agreement, dated as of December 15, 2018, by and among Borqs Technologies, Inc., Borqs Beijing, Ltd., Borqs Hong Kong Limited, Shanghai KADI Technologies Co., Ltd., KADI Technologies Limited and the selling shareholders named therein.	8-K	001-37593	10.1	12/20/18
10.5	Securities Purchase Agreement, dated April 29, 2019, by and between the Company and Chongqing City Youtong Equity Investment Fund, Limited Liability Partnership	6-K	001-37593	10.1	05/22/19
10.6	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17
10.7	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
10.8	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	5/14/18
10.9	Vendor Master Services Agreement, dated July 5, 2013, by and Between Borqs Software Solutions Pvt. Ltd. and Qualcomm India Private Limited	S-1/A	333-223034	10.18	7/2/18
10.10	Colmei Technology International Limited Master Manufacturing Agreement and Form of Purchase Order, dated March 6, 2017.	10-K	001-37593	10.17	4/2/18
10.11	Reliance Retail Limited Form of Purchase Order, dated November 23, 2015	10-K	001-37593	10.18	4/2/18
10.12	Master Services Agreement for Software Development, dated February 8, 2018, by and between Cloudminds (Hong Kong) Ltd. and Borqs Hong Kong Limited.	10-Q	001-37593	10.1	11/19/18

10.13	Engagement Letter, dated December 6, 2019, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.73	2/4/2020
10.14	Amended Engagement Letter, dated January 17, 2020, by and between the Company and American West Pacific International Investment Corp.	20-F	001-37593	4.74	2/4/2020
10.15	Strategic Cooperation Agreement, dated January 2020, by and between China National Technical & Export Corp, Genertec America Inc., and the Company	20-F	001-37593	4.75	2/4/2020
10.16	YT Ownership Transfer Agreement, dated September 1, 2020, by and among Fengbin Tian, Beijing Big Cloud Century Network Technology Company, Limited, and Jinggangshan Leiyi Venture Capital Partnership Enterprise, Limited	20-F	001-37593	4.77	09/30/2020
10.17	Loan Agreement of November 27, 2020 with Run He	20-F	001-37593	4.76	4/22/2021
10.18	Settlement Agreement with LMFA Financing, LLC, Of December 14, 2020	20-F	001-37593	4.77	4/22/2021
10.19	Loan Agreement of December 30, 2020 with American West Pacific International Investment Corporation	20-F	001-37593	4.78	4/22/2021
10.20	Settlement Agreement with Growth V, L.P. of February 11, 2021	20-F	001-37593	4.79	4/26/2021
10.21	Form of Securities Purchase Agreement.	20-F	001-37593	4.80	4/26/2021
10.22	Form of Convertible Note.	20-F	001-37593	4.81	4/26/2021
10.23	Form of Warrant.	20-F	001-37593	4.82	4/26/2021
10.24	Form of Registration Rights Agreement.	20-F	001-37593	4.83	4/26/2021
10.25	Settlement Agreement dated June 8, 2021	F-1	333-257228	10.86	6/21/2021
10.26	Consulting Agreement dated June 14, 2021	F-1	333-257228	10.87	6/21/2021
10.27	Form of Securities Purchase Agreement	6-K	001-37593	10.1	9/17/2021
10.28	Form of Convertible Note	6-K	001-37593	10.2	9/17/2021
10.29	Form of Warrant	6-K	001-37593	10.3	9/17/2021
10.30	Form of Registration Rights Agreement	6-K	001-37593	10.4	9/17/2021
10.31†	Term Sheet with Holu Hou Energy, LLC	F-1	333-259856	10.31	9/28/2021
10.32†	Membership Interest Purchase Agreement	F-1	333-259856	10.32	11/4/2021
10.33	Limited Liability Company Agreement	F-1	333-259856	10.33	11/4/2021
21.1	List of Subsidiaries	F-1	333-259856	21.1	9/28/2021
23.1	Consent of Yu Certified Public Accountant, P.C. (“Yu CPA”)					X
23.2	Consent of Maples and Calder (Hong Kong) LLP, British Virgin Islands counsel to the Company (included in Exhibit 5.1)					X
24.1	Power of Attorney (included on signature page thereof)	F-1	333-259856	24.1	9/28/2021

†	Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Commission upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.